UNANIMOUS WRITTEN CONSENT OF TRUSTEES

                                       OF

                                   PBHG FUNDS

                              IN LIEU OF A MEETING

The undersigned, being all of the trustees of PBHG Funds, a Delaware statutory trust (the "Trust"), in accordance with Section 3806(b)(5) of the Delaware Statutory Trust Act and Section 4.3 of the Trust's Agreement and Declaration of Trust, consent to and adopt the following resolutions as if they had been adopted at a duly convened special meeting of the Board of Trustees:

WHEREAS, Post Effective Amendment No. 57 (the "Amendment") to the Trust's Registration Statement on Form N-1A was filed with the Securities and Exchange Commission ("SEC") on April 3, 2003 to register shares of the PBHG Mid-Cap Growth Fund as a new series of the Trust; and

WHEREAS, Pilgrim Baxter & Associates, Ltd. has requested, for the reasons set forth in the memorandum accompanying this Consent, that the Trust not proceed with the offering of the PBHG Mid-Cap Growth Fund at this time and that the Board of Trustees approve the withdraw of the Amendment to register the shares of the PBHG Mid-Cap Growth Fund;

NOW THEREFORE BE IT RESOLVED, that the Trustees hereby approve the filing with the SEC of an application for withdrawal of the Amendment, pursuant to Rule 477(a) of the Securities Act of 1933, as amended;

FURTHER RESOLVED, that the officers of the Trust, and each one of them, are authorized and directed in the name and on behalf of the Trust to do and perform all things and acts, and execute and deliver or file all instruments, certificates and documents, which such officers shall have determined to be necessary, appropriate or desirable to carry out the foregoing resolutions, and any such determination to be conclusively evidenced by the doing or performing of such act or thing or the execution or delivery of such instrument, certification or document;

FURTHER RESOLVED, that this Consent may be executed in counterparts, each of which shall be deemed an original, and any Trustee may execute any such counterpart, all of which, when taken together, shall constitute one and the same instrument; and

FURTHER RESOLVED, that this Consent be filed with the Secretary of the Trust.



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IN WITNESS WHEREOF, the undersigned have set their hands as of the date set forth below:

                  /s/ Harold J. Baxter                    /s/ Jettie M. Edwards
                  --------------------                    ---------------------
                  Harold J. Baxter                        Jettie M. Edwards

                  /s/ John R. Bartholdson                  /s/ Albert A. Miller
                  -----------------------                  --------------------
                  John R. Bartholdson                      Albert A. Miller


Dated:  June 4, 2003